SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2002

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-15272)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-01342)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [   ]      Form 40-F [X]

         Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]      No [X]

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

         This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), Form S-3 No. 2-98605 (Canadian Pacific Railway Company) and Form F-9 No. 333-14014 (Canadian Pacific Railway Company).

SIGNATURES

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: November 8, 2002		Signed: Robert V. Horte

	By:	Name: Robert V. Horte Title: Senior Assistant Corporate Secretary

Release: Immediate, Nov. 8, 2002

CANADIAN PACIFIC RAILWAY ANNOUNCES SMALL SHAREHOLDER SELLING PROGRAM

CALGARY – Canadian Pacific Railway Limited (TSX/NYSE: CP) today announced a small shareholder selling program for registered and beneficial shareholders. The program enables shareholders who own 99 or fewer common shares of CPR as of Nov. 7, 2002, to sell their shares without incurring any brokerage commission. The sale of shares will be executed through the facilities of the Toronto Stock Exchange.

The program, which is voluntary, began on Nov. 7, 2002, and will expire on February 7, 2003, unless extended. It is designed to help eligible shareholders sell their shares in a convenient and inexpensive manner. Registered and beneficial holders of shares held in nominee form are eligible to participate.

The program provides eligible shareholders the opportunity to sell all, but not less than all, of their shares. Participating shareholders will not incur any brokerage commissions should they choose to sell their shares. Information regarding the program and participation documents will be mailed to eligible registered shareholders on Nov. 15, 2002, and will be made available to eligible beneficial shareholders through their stockbroker, custodian bank, or other nominee.

CPR makes no recommendation as to whether an eligible shareholder should participate in the program. The decision to participate should be based upon the shareholder’s particular financial circumstances. Eligible shareholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating in the program.

CPR has retained Computershare Trust Company of Canada (“Computershare”) to manage the program and to handle share transactions and payments. Questions regarding the small shareholder selling program may be directed to Computershare toll free in Canada and the United States at 1-866-982-7999 (international at 1-514-982-7800) between 8:30 a.m. and 8 p.m. EST from Monday to Friday. Questions can also be submitted any time by email to caregistryinfo@computershare.com.

Canadian Pacific Railway’s 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR’s market reach beyond its own network and into the major business centres of Mexico. For more information, visit CPR’s website at www.cpr.ca.

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Contacts:

Media	Shareholder Relations

Len Cocolicchio	Gerry Feigel, Assistant Corporate Secretary

Tel.: (403) 319-7591	Tel.: (403) 319-7537

email: len_cocolicchio@cpr.ca	shareholder@cpr.ca